12/21


06019469

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Velcro Industries N.V.

*CURRENT ADDRESS

PROCESSED
DEC 2 6 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 00145

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 12/22/06



9-30-06
AR/S

VELCRO INDUSTRIES N. V.

ANNUAL REPORT 2006

2006 HIGHLIGHTS

Year ended September 30 (in US dollars)	2006	2005
Sales	285,189,000	281,355,000
Operating Profit	31,554,000	27,677,000
Investment Income	23,791,000	9,940,000
Profit Before Income Taxes	56,565,000	37,717,000
Profit For The Year	36,932,000	27,254,000
Per Share	1.23	.91
Parent Shareholders' Equity	346,530,000	328,232,000
Per Share	11.54	10.93

REPORT TO SHAREHOLDERS

2006 SALES AND FINANCIAL RESULTS

Sales for the year were $285,189,000, which was an increase of 1% over 2005. Sales for the fourth quarter were $73,280,000, an increase of 2% over the corresponding period for 2005. The operating profit for the year was $31,554,000, an increase of 14% over 2005. The operating profit for the fourth quarter was $10,223,000, an increase of 21% over the comparable period last year.

The Company's modest sales growth, despite increased pricing and other competitive pressures in all of our global markets, reflects the continued strong demand for our core products and market interest in new and innovative applications. The increases in the operating profits reflect cost savings as a result of restructuring programs and on-going cost containment measures.

Investment income, which includes realized gains and losses on the investment portfolio, totaled $23,791,000 for 2006, up from $9,940,000 in 2005. For the fourth quarter, investment income was $8,350,000 compared to investment income of $2,015,000 for the comparable period of 2005. These increases resulted from realignments in the investment portfolio and realized capital gains on sales of equity securities.

Profit for the year was $36,932,000, a 36% increase over last year and equivalent to $1.23 per share. Profit for the fourth quarter was $8,914,000, an increase of 12% over the corresponding period for 2005, and equivalent to $.30 per share.

OPERATIONS

During 2006, the Company benefited from reorganization, restructuring and cost containment measures taken in prior years. These measures included the downsizing of certain operations and functions, the relocation of several manufacturing functions and the restructuring and strengthening of select organizations. The Company believes that these actions, and other measures being taken to increase efficiencies in all areas of the business, are necessary in order for the Company to maintain its leadership position in the industry.

As more fully explained in Note 3, Canadian withholding tax assessments resulted in the recording of $12,747,000 of expense during 2006.

As more fully explained in Note 14, the resolution of three lawsuits resulted in the recording of approximately $4,000,000 of income during 2006.

DIVIDENDS

We continue our policy to review dividend distribution to shareholders at the close of each fiscal year, based on the performance of the Company and the internal needs for funds for the development of the business. In accordance with this policy, your Board of Directors has elected to declare a dividend of $0.32 per common share payable on February 9, 2007 to shareholders of record as of January 9, 2007.

REGISTRATION EXEMPTION

In connection with NASDAQ's registration as a national securities exchange, effective August 1, 2006, the Securities and Exchange Commission has approved an extension of the Company's exemption from registration under the U.S. Securities Exchange Act of 1934, which extension expires on August 1, 2009. The Company is reviewing the implications of this notification..

OUTLOOK

The success of our business in the coming year will be challenged by competitive pricing pressures, raw material cost increases, unstable energy costs and an uncertain political and economic environment. Despite these challenges, we are encouraged by the continued strong demand of our products, the strength of our brand name and the innovative applications and technical advances contributed by our valued and talented employees. We anticipate that the Company will continue to successfully grow its business.

The Board of Directors acknowledges the achievements of its employees worldwide; and the Board expresses its sincerest gratitude for their dedication and efforts during the past year.

For the Board of Directors



Robert W. H. Cripps
Chairman



A. John Holton
Deputy Chairman

November 15, 2006

CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2006

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2006 US$'000	2005 US$'000
	CURRENT ASSETS:		
	Cash	16,835	15,280
	Cash equivalents	3,849	11,851
	Trade receivables	43,432	40,892
2	Inventories	47,037	49,848
	Income taxes receivable	2,670	1,225
	Other receivables and prepaid expenses	4,972	5,126
		118,795	124,222
	CURRENT LIABILITIES:		
	Bank loans	2,703	4,026
	Trade payables	14,379	15,555
	Other payables and accrued expenses	15,775	17,041
	Income taxes payable	13,250	7,951
		46,107	44,573
	NET CURRENT ASSETS	72,688	79,649
	NON CURRENT ASSETS:		
4	Property, plant and equipment	87,221	91,955
5	Intangible assets	69	97
6	Marketable securities	178,822	155,566
3	Deferred tax assets	1,153	878
9	Prepaid pension cost	8,708	4,214
14	Other receivables	1,334	-
		277,307	252,710
	NON CURRENT LIABILITIES:		
7	Borrowings	-	2,000
	Other liabilities	989	1,153
3	Deferred tax liabilities	2,476	974
		3,465	4,127
	NET ASSETS	346,530	328,232
	EQUITY:		
	Capital stock	20,389	20,389
	Capital in excess of par value	2,901	2,901
	Retained earnings	300,626	272,706
	Revaluation reserve - marketable securities	18,743	31,004
	Cumulative translation adjustment	10,936	8,297
		353,595	335,297
	LESS: Treasury shares	7,065	7,065
	PARENT SHAREHOLDERS' EQUITY	346,530	328,232

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2006

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2006 US$'000	2005 US$'000
	Sales	285,189	281,355
	Cost of Sales	199,868	198,625
	Gross Profit	85,321	82,730
	Selling Expenses	26,987	27,635
	Administrative Expenses	26,780	27,418
	Operating Profit	31,554	27,677
14	Royalties and Other Income	4,427	486
	Interest Expense	(3,207)	(386)
	Investment Income:		
	Interest Income	5,613	3,251
	Other Investment Income	18,178	6,689
	Profit before Income Taxes	56,565	37,717
3	Income Tax Expense	19,633	10,463
	PROFIT FOR THE YEAR	36,932	27,254
	BASIC AND DILUTED EARNINGS PER SHARE (in US$1)	1.23	.91
	DIVIDENDS PER SHARE (in US$1)	.30	.30
	AVERAGE NUMBER OF SHARES OUTSTANDING	30,040,490	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED SEPTEMBER 30, 2006 — VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	2006 US$'000	2005 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before income taxes	56,565	37,717
Adjustments for:		
Depreciation	15,593	16,620
Amortization of intangible assets	28	28
Losses on disposals of property, plant and equipment	43	336
Pension expense	3,123	2,208
Effect of exchange rate changes	938	(207)
Investment income	(23,791)	(9,940)
Interest expense	3,207	386
Operating profit before working capital changes	55,706	47,148
Decrease (increase) in trade receivables	(2,540)	243
Decrease (increase) in inventories	2,811	(3,339)
Increase in prepaid expenses and other receivables	(1,180)	(1,493)
Decrease in trade payables	(1,176)	(1,133)
Increase (decrease) in other payables and other liabilities	(63)	1,134
Cash generated from operations	53,558	42,560
Pension contributions	(7,617)	(893)
Interest paid	(818)	(387)
Income and withholding taxes paid	(17,902)	(11,488)
Net cash from operating activities	27,221	29,792
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investment in marketable securities	(17,582)	2,187
Purchases of property, plant and equipment	(9,266)	(11,979)
Proceeds from sales of property, plant and equipment	65	921
Interest received	5,613	3,251
Dividends received	243	291
Income and withholding taxes paid	(406)	(393)
Net cash from investment activities	(21,333)	(5,722)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of borrowings	(3,323)	(8,597)
Dividends paid	(9,012)	(9,012)
Net cash from financing activities	(12,335)	(17,609)
Net increase (decrease) in cash and cash equivalents	(6,447)	6,461
Cash and cash equivalents at beginning of period	27,131	20,670
Cash and cash equivalents at end of period	20,684	27,131

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2006 | VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	Capital Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Revaluation Reserve	Cumulative Translation Adjustment	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at October 1, 2004	20,389	(7,065)	2,901	254,464	21,087	8,202	299,978
Activity during 2005							
Profit for the year				27,254			27,254
Net increase in fair value of marketable securities					16,315		16,315
Net gains on sales of marketable securities					(6,398)		(6,398)
Foreign exchange translation differences						95	95
Dividends paid				(9,012)			(9,012)
Balance at September 30, 2005	20,389	(7,065)	2,901	272,706	31,004	8,297	328,232
Activity during 2006							
Profit for the year				36,932			36,932
Net increase in fair value of marketable securities					5,674		5,674
Net gains on sales of marketable securities					(17,935)		(17,935)
Foreign exchange translation differences						2,639	2,639
Dividends paid				(9,012)			(9,012)
Balance at September 30, 2006	20,389	(7,065)	2,901	300,626	18,743	10,936	346,530

The following is a reconciliation of Common Shares outstanding

	Number of Issued and Fully Paid Shares		
	Issued	Treasury	Outstanding
Balance at October 1, 2004	30,798,441	757,951	30,040,490
Activity during 2005:	--	--	--
Balance at September 30, 2005	30,798,441	757,951	30,040,490
Activity during 2006:	--	--	--
Balance at September 30, 2006	30,798,441	757,951	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

General

Velcro Industries N.V. is incorporated and domiciled in Curaçao, Netherlands Antilles as a Naamloze Vennootschap (Public Limited Liability Company). The Company acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

The financial statements of the Company as presented herein have been approved by the Board of Directors.

1. Summary of Accounting Policies

a. Accounting Standards

The Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

The following new standards, amendments to standards and interpretations are not yet effective for the year ended September 30, 2006, and have not been applied in preparing these financial statements:

IFRS 7 Financial Instruments: Disclosures
Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2
IFRIC 9 Reassessment of Embedded Derivatives
IFRIC 10 Interim Financial Reporting and Impairment

The future adoption of these new standards, amendments to standards and interpretations are not expected to have a significant impact on the financial statements of the Company.

b. Consolidation

The consolidation includes the accounts of Velcro Industries N.V. and its controlled subsidiaries. Control exists when the group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Intercompany accounts and transactions have been eliminated. Companies being consolidated are disclosed on page 20 titled Directors, Officers and Companies.

c. Foreign Currency

Based on the Company's worldwide activities, the reporting currency is US Dollars. Assets and liabilities denominated in other currencies have been translated using exchange rates prevailing at September 30, and income and expenses using rates approximating the foreign exchange rates at the date of the transactions.

Currency translation gains and losses on foreign subsidiaries have been recorded directly in the Equity Accounts as cumulative translation adjustments and will only be included in income when they are realized.

Transactions in currencies other than US Dollars are converted at the rate of exchange prevailing at the transaction date. At the balance sheet date, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing at that date. Resulting exchange differences are recognized in income for the year.

d. Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and short term money market instruments held for purposes of meeting short-term cash commitments.

e. Intangibles

The acquisition costs of patents, licenses and trademarks are recorded as an asset and amortized on a straight line basis over their estimated useful lives. These balances are reviewed at least annually, to determine if there is an indication of impairment.

Expenditures on research activities are charged to income as incurred.

Expenditures on development activities are capitalized if the new or substantially improved product or process is technically and commercially feasible and there are sufficient resources to complete the development. Capitalized development expenditures are stated at cost and amortized over their useful lives. The balance is reviewed at least annually, to determine if there is an indication of impairment. Other development expenditures are charged to income as incurred.

f. Property, Plant and Equipment

Property, plant and equipment are stated at cost less depreciation computed primarily by the straight line method based upon the estimated useful life of the assets and taking into account any impairment losses in the value of the assets. These asset values are reviewed at least annually, to determine if there is an indication of impairment. In countries where accelerated depreciation is permitted for tax purposes, the tax deferral is charged to income.

When property, plant or equipment are retired or sold, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

The rates used for calculating depreciation are:

Buildings and improvements	2.5%
Machinery and equipment	14% to 20%
Office furniture and equipment	20%
Leasehold improvements	term of the lease

Property, plant and equipment held for sale are stated at the lower of carrying amount or fair value less cost to sell, and are no longer depreciated. Property, plant and equipment are classified as held for sale if the carrying amount of the asset will be recovered principally through a sale transaction rather than through continuing use.

g. Marketable Securities

The marketable securities in the Company's investment portfolio are classified as available-for-sale assets. These assets are initially recorded at cost, as of the trade date, and remeasured at fair value as of each reporting date. Gains and losses on the remeasurement to fair value are recognized as an equity adjustment. When marketable securities are sold, the cumulative gain or loss previously recognized in equity is included in income for the period. Fair values are determined from published price quotations of active securities markets. These assets are held for the long-term needs of the business and are presented as non-current assets. These asset values are reviewed at least annually, to determine if there is objective evidence of impairment. In the event of impairment, the cumulative unrecognized loss is removed from equity and charged to income for the period. Reversals of impairments of equity securities are recognized as an equity adjustment.

h. Inventories

Raw materials, work in process and finished goods are valued at the lower of cost, on a first-in first-out basis, or estimated net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses. Work in process and finished goods include all direct expenditures to prepare inventory for sale including attributable overhead.

i. Other Assets and Liabilities

The assets and liabilities not mentioned above are stated at amortized cost less impairments, if any.

j. Treasury Shares

Treasury shares are valued at cost.

k. Employee Benefits

Certain Subsidiary Companies have defined contribution retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. Contributions are charged against income as they are made.

Certain Subsidiary Companies have defined benefit pension plans for the majority of their employees. These benefits are provided through separate funding arrangements. The recognized amount in the balance sheet is determined as the present value of the defined benefit obligation adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. To the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. The present value of the defined benefit obligations and the related service costs are calculated by a qualified actuary using the projected unit credit method. The amount charged to the income statement consists of current service cost, interest cost, the expected return on assets and amortization of actuarial gains and losses.

l. Revenue Recognition

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding the entitlement to the consideration, associated costs or the possible return of goods.

Interest income, royalty income and other income are recognized on an accrual basis when it is probable that the economic benefits associated with the transaction will flow to the Company and the revenue can be measured reliably.

m. Taxes

Tax expense is calculated on profit before income taxes, adjusted for nontaxable differences between taxable and accounting income. The tax effect of timing differences, arising from items recognized in different periods for income tax and accounting purposes, are carried in the balance sheet as deferred tax assets or liabilities. Such deferred tax balances are calculated using the liability method taking into account the estimated tax that will be paid or recovered when the timing differences reverse.

Deferred tax assets not related to tax loss carryforwards are only recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets arising from tax losses yet to be recovered are only recognized to the extent that it is probable that future taxable profits will be available to allow the benefit of the tax loss to be realized.

Taxes on income earned by subsidiaries in various countries have been accrued and are being paid in accordance with the laws of each country. As it is not anticipated that the Company will liquidate undistributed earnings of Subsidiary Companies, no provisions have been made for withholding and income taxes on such dividends which may be paid in the future by Subsidiary Companies.

Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within shareholders' equity, in which case the related tax effect is also recognized within shareholders' equity.

Interest and penalties associated with the tax assessments resulting from audits by tax authorities are closely related to income taxes. Accordingly, such interest and penalties, when recognized, are presented as current or deferred tax liabilities in the balance sheet. Interest is recognized as interest expense and penalties are recognized as income tax expense in the statement of income.

The Company has netted its deferred tax assets and liabilities for each tax jurisdiction.

n. Segment Reporting

The Company reports its primary segment information based on its two business segments, the manufacturing and sales segment and investments. Investments encompass the performance of the Company's investment portfolio. Secondary segment information is reported by geographic region.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Capital expenditures represent the total costs incurred during the period to acquire or construct property, plant and equipment.

o. Operating Leases

Payments made under operating leases are recognized as expenses on a straight line basis over the term of the lease.

p. Interest Costs

Interest costs are charged to income in the period incurred.

q. Impairment

The carrying amounts of assets, other than cash, receivables, inventories, pension assets and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

r. Provisions

A provision is recognized in the balance sheet when a legal or constructive obligation exists as a result of a past event, the amount can be reasonably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation.

s. Earnings Per Share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

t. Risk Management

Exposure to credit, interest rate, market and currency risk arises in the normal course of the Company's business. The Company monitors these risks on a continuing basis. The Company generally does not enter into hedging arrangements.

u. Use of Estimates and Assumptions

When preparing the financial statements, management makes judgments, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates and assumptions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key estimates and underlying assumptions mainly relate to pensions, impairments and taxes.

2. Inventories

	2006 US$'000	2005 US$'000
Raw materials	12,216	14,424
Work in process	12,698	12,711
Finished goods	22,123	22,713
	47,037	49,848

3. Taxes

During the third quarter of 2006, in connection with a local tax audit, the Canadian tax authorities issued withholding tax assessments to the Canadian subsidiary for the years 2002 and 2003. Including the related interest and penalties, these assessments totaled US$3,440,000. The Canadian subsidiary paid these assessments and filed an appeal with the Canadian tax authorities. Subsequently, the Canadian tax authorities issued similar withholding tax assessments for the years 1995 through 2001 and 2004. Including the related interest and penalties, these additional assessments totaled US$9,307,000. The Canadian subsidiary will pay these additional assessments and file an appeal with the Canadian tax authorities. These assessments have been recorded as expenses in the income statement, and the additional assessment has been included as a liability in the balance sheet as of September 30, 2006. These assessments relate to a dispute concerning the interpretation and application of certain Canadian withholding tax rules. On the advice of legal counsel, the Company intends to vigorously pursue its appeals of these assessments. Management believes that the ultimate resolution of this dispute will not have a material effect on the financial condition of the Company.

The Company's consolidated applicable tax rate represents the weighted average of the statutory corporate income tax rates, which range between 0% and 40% in the tax jurisdictions in which the Company and its Subsidiaries operate. The weighted average rates for 2006 and 2005 were 24% and 23%, respectively. The following is a reconciliation of income taxes calculated at the consolidated applicable tax rate with income tax expense.

	2006 US$'000	2005 US$'000
Profit before income taxes	56,565	37,717
Tax at the applicable tax rate:	8,897	8,724
Withholding taxes	13,791	2,806
Release of prior year tax accruals	(3,453)	(1,365)
Effect of not recording deferred tax assets on operating losses of subsidiaries	(11)	22
Other local taxes	101	131
Other	308	145
	19,633	10,463
Major components of tax expense		
Current tax expense	18,406	10,534
Deferred tax expense	1,554	86
Deferred tax income	(327)	(157)
Income tax expense	19,633	10,463

Subsidiaries of the Company have accumulated unrecognized tax losses of approximately US$77,000 which are available to offset future taxable income of those subsidiaries. These accumulated tax losses expire in 2010.

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2006 US$'000	2005 US$'000
Deferred tax assets:		
Pension plans	73	248
Employee benefits & insurance	1,129	967
Differences for tax treatment of inventory	856	1,163
Differences in depreciation for tax purposes	1,572	1,428
Other	855	669
	4,485	4,475
Deferred tax liabilities:		
Differences in depreciation for tax purposes	2,557	2,963
Pension plans	3,251	1,608
	5,808	4,571
Net deferred tax liabilities	(1,323)	(96)

	2006 US$'000	2005 US$'000
Reconciliation to Balance Sheet:		
Deferred tax assets	1,153	878
Deferred tax liabilities	2,476	974
Net deferred tax liabilities	(1,323)	(96)

4. Property, Plant and Equipment

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Cost							
Balance at October 1, 2005	68,778	152,997	14,125	160	4,605	3,307	243,972
Effect of movements in foreign exchange	893	2,447	(136)	8	141	---	3,353
Transfer of assets Under construction	859	4,492	1,054	---	---	(6,405)	---
Acquisitions	224	2,359	311	28	---	6,344	9,266
Disposals	(204)	(4,912)	(1,420)	(4)	----	---	(6,540)
Balance at September 30, 2006	70,550	157,383	13,934	192	4,746	3,246	250,051

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Accumulated Depreciation							
Balance at October 1, 2005	21,552	118,535	11,801	129	---	---	152,017
Effect of movements in foreign exchange	318	1,529	(200)	5	---	---	1,652
Depreciation charge for the year	2,605	11,817	1,152	19	---	---	15,593
Disposals	(203)	(4,839)	(1,387)	(3)	---	---	(6,432)
Balance at September 30, 2006	24,272	127,042	11,366	150	---	---	162,830

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Carrying amount							
At October 1, 2005	47,226	34,462	2,324	31	4,605	3,307	91,955
At September 30, 2006	46,278	30,341	2,568	42	4,746	3,246	87,221

Depreciation Charge

The depreciation charge for the year is included in the income statement as follows:

	2006 US$'000	2005 US$'000
Cost of sales	14,537	15,261
Selling expenses	345	364
Administrative expenses	711	995
	15,593	16,620

5. Intangible Assets

	Patents US$'000
Cost	
Balance at October 1, 2005	140
Activity during 2006:	
Acquisition	---
Foreign exchange effect	---
Balance at September 30, 2006	140
Accumulated Amortization	
Balance at October 1, 2005	(43)
Activity during 2006:	
Amortization charge	(28)
Foreign exchange effect	---
Balance at September 30, 2006	(71)
Carrying Amount	
At October 1, 2005	97
At September 30, 2006	69

Amortization Charge

The amortization charge, which is based on five years, is included in administrative expenses in the income statement.

6. Marketable Securities

The investment portfolio is comprised of the following marketable securities at September 30.

	2006		2005	
	Cost US$'000	Market Value US$'000	Cost US$'000	Market Value US$'000
Bonds maturing within five years	---	---	22,226	22,309
Bonds maturing over five years	---	---	2,947	2,947
Common and preferred stock	100,636	117,683	89,389	119,393
Other funds	59,443	61,139	10,000	10,917
	160,079	178,822	124,562	155,566

During the first quarter of 2006, the Company liquidated its bond portfolio of approximately US$25 million, and reinvested the proceeds in money market instruments.

The other funds in the investment portfolio are principally investments in money market instruments.

The table below presents realized gains (losses) in marketable securities for the years ended September 30.

	2006			2005		
	Gains	Losses	Net	Gains	Losses	Net
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bonds	167	---	167	193	(14)	179
Common and preferred stock	19,877	(2,109)	17,768	6,775	(556)	6,219
Other funds	-	-	-	-	-	-
	20,044	(2,109)	17,935	6,968	(570)	6,398

These realized gains and losses were included in other investment income.

The table below presents unrealized gains (losses) in marketable securities for the years ended September 30.

	2006			2005		
	Gains	Losses	Net	Gains	Losses	Net
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bonds	332	(346)	(14)	551	(998)	(447)
Common and preferred stock	4,951	(41)	4,910	15,829	(19)	15,810
Other funds	778	-	778	952	-	952
	6,061	(387)	5,674	17,332	(1,017)	16,315

Write downs for impairment of marketable securities were US$705,000 and US$153,000 in 2006 and 2005, respectively, which were included in other investment income. Reversals of impairments of marketable securities were US$299,000 and US$100,000 in 2006 and 2005, respectively, which amounts were recognized as an equity adjustment.

7. Borrowings

The long term borrowings primarily represent annually renewable borrowing arrangements, with financial institutions, bearing interest at short-term rates, with an average interest rate of 3.0% at September 30, 2005. There were no outstanding borrowings under these arrangements as of September 30, 2006.

8. Commitments and Contingent Liabilities

The Company and its subsidiaries have commitments for the following minimum lease payments under non-cancellable operating leases:

	2006	2005
	US$'000	US$'000
Not later than one year	1,162	1,078
Between one and five years	1,897	1,975
	3,059	3,053

Total rental expense for all operating leases was US$1,201,000 in 2006 and US$1,348,000 in 2005.

At September 30, 2006, certain Subsidiary Companies had commitments totaling approximately US$2,939,000 for the purchase or construction of property, plant and equipment.

9. Employee Benefits

Certain Subsidiary companies have defined benefit pension plans which cover substantially all of their employees. The expenses for these plans were approximately US$3,123,000 and US$2,208,000 for the years ended September 30, 2006 and 2005, respectively. The assets of the plans are held in separate trust administered funds.

For the defined benefit pension plans, actuarial valuations are obtained from independent actuaries. The following are the results of the most recent valuations which were carried out at September 30, 2006:

At year end, the defined benefit obligation can be specified as follows:

	2006 US$'000	2005 US$'000
Present value of funded obligation	51,516	51,360
Fair value of plan assets	(47,629)	(38,926)
Unrecognized actuarial losses	(12,595)	(16,648)
Net asset at year end	(8,708)	(4,214)

Movements in the net asset recognized in the balance sheet are as follows:

	2006 US$'000	2005 US$'000
Net asset at the beginning of the year	(4,214)	(5,529)
Pension expense	3,123	2,208
Contributions	(7,617)	(893)
Net asset at year end	(8,708)	(4,214)

The amounts recognized in the income statement are as follows:

	2006 US$'000	2005 US$'000
Current service costs	2,351	1,865
Interest on obligations	2,780	2,555
Expected return on plan assets	(3,025)	(2,931)
Amortization of transition assets	---	---
Amortization of prior service costs	---	65
Amortization of unrecognized actuarial (gains) and losses	1,017	654
Pension Expense	3,123	2,208
Actual return on plan assets	2,576	3,861

Weighted average assumptions:

	2006	2005
Long term expected return on plan assets	7.9%	7.9%
Compensation increases	4.0%	4.0%
Discount rate	5.5%	5.47%

The pension expense for the year is included in the income statement as follows:

	2006	2005
	US$'000	US$'000
Cost of sales	1,861	1,342
Selling expenses	552	417
Administrative expenses	710	449
	3,123	2,208

Certain Subsidiary companies have defined contribution retirement and savings plans which cover substantially all of their employees. The expenses of these plans were approximately US$587,000 and US$660,000 for the years ended September 30, 2006 and 2005, respectively. The assets of these plans are held in separate trust administered funds.

10. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Segment assets do not include income taxes payable and deferred tax assets and liabilities. Business segment information is summarized as follows:

	Manufacturing & Sales		Investments		Total	
	2006	2005	2006	2005	2006	2005
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Segment revenue:						
External sales	285,189	281,355			285,189	281,355
Investment income			23,791	9,940	23,791	9,940
Segment results	36,310	28,568	23,462	9,535	59,772	38,103
Interest expense					(3,207)	(386)
Income tax expense					(19,633)	(10,463)
Profit for the year					36,932	27,254
Other information:						
Segment assets	207,839	206,379	184,440	168,450	392,279	374,829
Segment liabilities	33,802	39,708	44	67	33,846	39,775
Capital expenditures	9,266	11,979			9,266	11,979
Depreciation and amortization	15,621	16,648			15,621	16,648

In addition to the above information on business segments, the following amounts represent geographical information for the manufacturing and sales segment of the Company. Manufacturing and sales offices are operated in each of these geographical regions.

	Americas		Europe		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
External sales	206,892	204,927	55,824	57,573	22,473	18,855	285,189	281,355
Segment assets	133,482	129,838	53,026	56,442	21,331	20,099	207,839	206,379
Capital expenditures	6,926	6,615	1,171	2,011	1,169	3,353	9,266	11,979

Inter-segment transfer pricing is based on cost plus an appropriate margin.

The Company's investment portfolio is comprised of marketable securities, cash and cash equivalents. Investments are held by the Bermudian subsidiary.

11. Research and Development

Research and development expenditures totaled US$2,440,000 in 2006 and US$3,601,000 in 2005. These expenses were included in Cost of Sales.

12. Wages and Employees

Wages and salaries totaled US$70,522,000 and US$74,574,000 for 2006 and 2005, respectively. The average number of employees was 2,514 during 2006 and 2,856 during 2005.

13. Related Parties

In April 2005, Cohere Limited increased its shareholding in Velcro Industries N.V. to 26,283,133 shares, which represents approximately 87.5% of the outstanding shares. Cohere Limited is a company incorporated in the British Virgin Islands. One of the directors of the Company is also a director of Cohere Limited.

Remuneration of Directors and Officers of Velcro Industries N.V.:

	2006	2005
	US$'000	US$'000
Key management personnel compensation:		
Wages and other short-term employee benefits	1,632	1,778
Post employment benefits	46	52
Directors fees	256	273

In addition to the remuneration shown above, there has been charged a total of US$20,000 for 2006 and 2005 in respect to fees for professional services by firms in which directors are members, directors or partners.

14. Litigation

During the first quarter of 2006, certain subsidiary companies resolved three lawsuits, which the subsidiary companies had brought against certain parties alleging patent infringement and/or trade secret misappropriation. The agreement to resolve these lawsuits includes limited use by the defendants of the technology at issue. Pursuant to the agreement, a subsidiary company will be paid an aggregate of US$4 million in three equal installments, the first of which was received during the first quarter of 2006. The payments to be received in 2007 and 2008 are included in other receivables in the balance sheet. The first payment and the present value of the future installments are included in royalty income in the income statement.

Certain subsidiaries are plaintiffs and defendants in actions involving various matters, the outcomes of which in management's opinion will not have a material effect on the financial condition of the Company.

15. Declared Dividends

On November 15, 2006, the Board of Directors declared a dividend of US$0.32 per common share payable on February 9, 2007 to shareholders of record as of January 9, 2007.

Issued by the Board of Directors on November 15, 2006:

Colin R. Beaven
Dominique Burnier
Edward J.S. Cripps
Robert W.H. Cripps
Wil de Hollander
Derek R Gray
A. John Holton
Rodney C. Howkins
Pauwla van Sambeek-Ronde

INDEPENDENT AUDITORS' REPORT

Introduction

We have audited the consolidated financial statements of Velcro Industries N.V., Willemstad, Curacao, Netherlands Antilles, for the year ended 30 September 2006 as set out on pages 3 to 17. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 30 September 2006 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards.

Amstelveen, 15 November 2006

KPMG Accountants N.V.

J.G.R. Wilmink RA

FIVE YEAR FINANCIAL HIGHLIGHTS

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Year Ended September 30 (in US$'000)	2006	2005	2004	2003	2002
Sales	285,189	281,355	278,174*	265,532*	256,432*
Operating Profit	31,554	27,677	29,875	34,080	34,244
Royalties and Other Income	4,427	486	478	402	483
Interest Expense	(3,207)	(386)	(755)	(1,367)	(2,134)
Investment Income	23,791	9,940	9,930	2,448	1,972
Profit before Income Taxes	56,565	37,717	39,528	35,563	34,565
Income Tax Expense	19,633	10,463	11,984	12,350	12,320
Income (Losses) Applicable to Minority Shareholders	-	-	(8)	16	2
Profit for the Year	36,932	27,254	27,552	23,197	22,243
Average Number of Shares Outstanding	30,040,490	30,040,490	30,040,490	30,040,490	30,040,490
Earnings Per Share	1.23	.91	.92	.77	.74
Annual Dividend per Share (in US$1)	.30	.30	.30	.30	.15

* These prior years' sales amounts reflect the reclassification of freight costs. In accordance with IFRS interpretations, effective October 1, 2004 freight costs incurred for shipments of product to customers were recorded in cost of sales. Previously, these costs were recorded as a reduction in sales.

2006 TRADING ACTIVITY

OCTOBER 1, 2005 THROUGH SEPTEMBER 30, 2006

VELCRO INDUSTRIES N.V.

	High	Low	Close
NASDAQ Stock Market Common Shares	US$18.14	US$11.01	US$14.35

The Company was notified that due to certain technological changes being made by NASDAQ, the Company's stock symbol needed to be modified. Accordingly, the Company's stock symbol changed from VELCF to VELC effective November 1, 2006.

DIRECTORS, OFFICERS AND COMPANIES

VELCRO INDUSTRIES N.V.
Curaçao, Netherlands Antilles

Directors

\# Colin R. Beaven

\# Dominique Burnier

* Edward J. S. Cripps

* Robert W. H. Cripps

* Wil de Hollander

Derek R Gray

* A. John Holton

* Rodney C. Howkins

\# Pauwla van Sambeek-Ronde

Officers

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman and
Chief Executive Officer

Peter A. Pelletier
Secretary and Treasurer

Pauwla van Sambeek-Ronde
Joint Secretary

* Member of the Executive Committee
\# Member of the Audit Committee

TRANSFER AGENTS AND REGISTRAR

Computershare Investor Services Inc.
Montreal, Canada

Mellon Investor Services, LLC
Ridgefield Park, NJ, USA

SUBSIDIARIES (All Wholly Owned)

ASIA AND AUSTRALIA

VELCRO HONG KONG LIMITED
Hong Kong

Raymond To
General Manager

VELCRO AUSTRALIA PTY. LTD.
Melbourne, Australia

Peter A. Batten
General Manager

VELCRO (CHINA) FASTENING SYSTEMS COMPANY LIMITED
Jiangsu, China

Raymond To
Chairman

EUROPE

VELCRO EUROPE S.A.
Argentona, Spain

Richard Brown
Director

VELCRO INDUSTRIES FRANCE S.A.
Paris, France

Richard Brown
President

VELCRO GMBH
Stuttgart, Germany

Knut Ofen
Sales Manager

VELCRO ITALIA S.R.L.
Arcore, Italy

Vincenzo Ricci
Sales Manager

VELCRO LTD.
Middlewich, United Kingdom

Roman Geletkanycz
General Manager - Operations

VELCRO HOLDINGS B.V.
Amsterdam, The Netherlands

Michael F. Elias
Managing Director

SUBSIDIARIES
(continued)

NORTH AND SOUTH AMERICA

VELCRO USA INC.
Manchester, NH, USA

Joan B. Cullinane
President

VELCRO CANADA INC.
Toronto, Canada

Patrick D. Todkill
President

VELCROMEX, S.A. DE C.V.
Agua Prieta, Mexico

Oscar Elias
Director of Operations

VELCRO FINANCE LIMITED
Hamilton, Bermuda

VELCRO GROUP CORPORATION
Manchester, NH, USA

Wil de Hollander
President

VELCRO DE MEXICO, S.A. DE C.V.
Tlalnepantla de Baz, Mexico

Marie E. Colby
President

VELCRO INDUSTRIES B.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO PROPERTIES N.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO INDUSTRIES N.V.

Castorweg 22-24, Willemstad, Curaçao, Netherlands Antilles

VELCRO INDUSTRIES N.V.
Notice of Meeting of Shareholders

2007 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of Velcro Industries N.V. will be held at the Sonesta Maho Beach Resort, 1 Rhine Road, Maho Beach, St. Maarten, Netherlands Antilles on Tuesday, February 6, 2007 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2006.

2. To approve the Balance Sheet and Statement of Income with the notes thereto.

3. To approve the payment of a dividend of $0.32 per share on February 9, 2007 to shareholders of record as of January 9, 2007.

4. To elect Directors and determine their remuneration.

5. To appoint Auditors and determine their remuneration.

6. To conduct any other business that may properly be brought before this Annual General Meeting.

Only shareholders of record at the close of business on January 4, 2007 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the Board of Directors for election as Directors are set out in the accompanying Information Circular.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2006

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 2, 2007.

The persons named in the enclosed form of proxy intend to vote for the remuneration of Directors to be paid at the rate of $26,000 per annum plus a fee of $1,650 per day for attendance on the Company's business or on any subsidiary Company business, effective October 1, 2006. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amstelveen, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting and to authorize the Board of Directors to set their remuneration.

Director Independence

Since the Company's common stock is not registered under the U.S. Securities Exchange Act of 1934, as amended, the Company is not required to comply with NASDAQ standards regarding independence of Directors. However, the Board of Directors has determined that a majority of the Directors are independent directors, as defined in current NASDAQ rules, and the Audit Committee members are independent, as defined in the current NASDAQ rules relating to independence of Audit Committee members.

Registration Exemption

In connection with NASDAQ's registration as a national securities exchange, effective August 1, 2006, the Securities and Exchange Commission has approved an extension of the Company's exemption from registration under the U.S. Securities Exchange Act of 1934, which extension expires on August 1, 2009. The Company is reviewing the implications of this notification.

General

The Board of Directors has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and its financial reporting. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with international standards on auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2006 Annual Report with the Company's management and with its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2006.

This report has been agreed by the Audit Committee, the members of which are: Colin R. Beaven, Chairman, Dominique Burnier and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2006

VELCRO INDUSTRIES N.V.
Notice of Meeting of Shareholders

2007 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of Velcro Industries N.V. will be held at the Sonesta Maho Beach Resort, 1 Rhine Road, Maho Beach, St. Maarten, Netherlands Antilles on Tuesday, February 6, 2007 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2006.

2. To approve the Balance Sheet and Statement of Income with the notes thereto.

3. To approve the payment of a dividend of $0.32 per share on February 9, 2007 to shareholders of record as of January 9, 2007.

4. To elect Directors and determine their remuneration.

5. To appoint Auditors and determine their remuneration.

6. To conduct any other business that may properly be brought before this Annual General Meeting.

Only shareholders of record at the close of business on January 4, 2007 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the Board of Directors for election as Directors are set out in the accompanying Information Circular.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2006

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 2, 2007.

VELCRO INDUSTRIES N.V.
2007 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR AND PROXY STATEMENT

This Information Circular and Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Velcro Industries N.V. (the "Company") of proxies to be voted at the 2007 Annual General Meeting of Shareholders of the Company to be held on Tuesday, the 6th of February, 2007, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. There is enclosed herewith a form of proxy for use at such Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

The persons named in the enclosed proxy form are not officers or employees of the Company, but are representatives of Computershare Investor Services Inc., Montreal, Canada, the Company's Transfer Agent and Registrar. EACH SHAREHOLDER IS ENTITLED TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE INDIVIDUALS NAMED IN THE FORM OF PROXY ENCLOSED. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED THEREIN OR BY COMPLETING ANOTHER PROPER FORM OF PROXY FOR USE AT SUCH MEETING. In either case, such completed form of proxy should be mailed forthwith in the enclosed return envelope provided for the purpose to Velcro Industries N.V., c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, for delivery on or before February 2, 2007.

Revocation of Proxies

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder, by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and by a duly authorized officer or attorney thereof, and deposited either at the head office of the Company c/o Computershare Investor Services Inc. at the address given under the heading "Appointment of Proxies" at any time up to and including Friday, February 2, 2007 or with the Chairman of the Meeting on the day of the Meeting.

Exercise of Discretion of Proxies

The individuals named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of each shareholder appointing them. In the absence of such directions, such shares will be voted for adoption of the Report of Management and Accounts, approval of the payment of dividends, the election of Directors and the appointments of Auditors as set forth under those headings in this Information Circular and Proxy Statement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to such other matters as may properly come before the Meeting. At the time of printing this Information Circular and Proxy Statement, the Board of Directors of the Company knows of no such amendments, variations, or other matters to come before the Meeting, except as set forth herein.

VOTING SHARES

As of December 5, 2006 the Company had outstanding 30,040,490 common shares with a nominal value of one Canadian dollar per share, being the only class of securities of the Company entitled to vote at the Meeting, each share being entitled to one vote. Only shareholders of record at the close of business on January 4, 2007, will be entitled to vote at the Meeting and any adjournment thereof

The Company shares are traded on the NASDAQ Stock Market in the United States. At the time of printing this Circular the following insider interests, other than those of persons nominated for election as Directors, details of which are given later in this circular, were noted on the Company's share register.

Cohere Limited (a holding of more than 10%)	26,283,133 shares
Peter A. Pelletier	10 shares

2007 ANNUAL GENERAL MEETING

There is enclosed with this Information Circular the Annual Report of Management and the Consolidated Financial Statements with Auditors' Report thereon for the year ended September 30, 2006.

Report of Management and Financial Statements

The laws of the Netherlands Antilles require Management of the Company to make a report to shareholders and to present the accounts of the Company, as approved by the Board of Directors, to the General Meeting of Shareholders. All financial statements are available to shareholders at the office of the Company. Approval of the Management Report and the Financial Statements at the Meeting will discharge the Board of Directors in respect of their activities for the year ended September 30, 2006.

The persons named in the proxy intend to vote at the Meeting for the adoption of the Report of Management and the approval of the Financial Statements.

Payment of Dividends

The persons named in the enclosed form of proxy intend to vote at the meeting for approval of the payment of a dividend of $0.32 per share on February 9, 2007 to shareholders of record as of January 9, 2007.

Election of Directors

The Articles of Incorporation of the Company provide that the Board of Directors shall consist of nine persons subject to the right of any Annual General Meeting to fix the number of Directors, which shall not be less than five nor more than twelve. The persons named in the enclosed form of proxy intend to vote for the election of nine persons whose names and other information are set forth below. The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until the next Annual General Meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

Name	Nationality	Position with Company or principal occupation	Director since	Beneficially held directly or indirectly	Shares under control not beneficially held
Colin R. Beaven	New Zealand	Attorney at Law	2003	nil	nil
Dominique Burnier	Swiss	Director and President Burnier & Cie S.A.	2000	nil	nil
Edward J.S. Cripps	British	Director, Pianoforte Supplies Limited	1986	nil	nil
Robert W.H. Cripps	British	Chairman, Velcro Industries N.V.; Director, Chartwell Industries Limited	1983	nil	see footnote
Wil de Hollander	Dutch	President, Velcro Group Corporation	2005	nil	nil
Derek R Gray	British	President, S G Associates Limited	1974	nil	nil
A. John Holton	U.S.	Deputy Chairman and Chief Executive Officer, Velcro Industries N.V.	1980	nil	nil
Rodney C. Howkins	British	Director, Pianoforte Supplies Limited	1994	nil	nil
Pauwla van Sambeek-Ronde	Dutch	Netherlands Antilles Legal Counsel	1997	nil	nil

Note: Mr. R. W. H. Cripps is a Director of Cohere Limited which holds as an investment 26,283,133 shares.

The persons named in the enclosed form of proxy intend to vote for the remuneration of Directors to be paid at the rate of $26,000 per annum plus a fee of $1,650 per day for attendance on the Company's business or on any subsidiary Company business, effective October 1, 2006. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amstelveen, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting and to authorize the Board of Directors to set their remuneration.

Director Independence

Since the Company's common stock is not registered under the U.S. Securities Exchange Act of 1934, as amended, the Company is not required to comply with NASDAQ standards regarding independence of Directors. However, the Board of Directors has determined that a majority of the Directors are independent directors, as defined in current NASDAQ rules, and the Audit Committee members are independent, as defined in the current NASDAQ rules relating to independence of Audit Committee members.

Registration Exemption

In connection with NASDAQ's registration as a national securities exchange, effective August 1, 2006, the Securities and Exchange Commission has approved an extension of the Company's exemption from registration under the U.S. Securities Exchange Act of 1934, which extension expires on August 1, 2009. The Company is reviewing the implications of this notification.

General

The Board of Directors has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and its financial reporting. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with international standards on auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2006 Annual Report with the Company's management and with its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2006.

This report has been agreed by the Audit Committee, the members of which are: Colin R. Beaven, Chairman, Dominique Burnier and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2006

VELCRO INDUSTRIES N.V.
Notice of Meeting of Shareholders

2007 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of Velcro Industries N.V. will be held at the Sonesta Maho Beach Resort, 1 Rhine Road, Maho Beach, St. Maarten, Netherlands Antilles on Tuesday, February 6, 2007 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2006.
2. To approve the Balance Sheet and Statement of Income with the notes thereto.
3. To approve the payment of a dividend of $0.32 per share on February 9, 2007 to shareholders of record as of January 9, 2007.
4. To elect Directors and determine their remuneration.
5. To appoint Auditors and determine their remuneration.
6. To conduct any other business that may properly be brought before this Annual General Meeting.

Only shareholders of record at the close of business on January 4, 2007 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the Board of Directors for election as Directors are set out in the accompanying Information Circular.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2006

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 2, 2007.

VELCRO INDUSTRIES N.V.
2007 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR AND PROXY STATEMENT

This Information Circular and Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Velcro Industries N.V. (the "Company") of proxies to be voted at the 2007 Annual General Meeting of Shareholders of the Company to be held on Tuesday, the 6th of February, 2007, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. There is enclosed herewith a form of proxy for use at such Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

The persons named in the enclosed proxy form are not officers or employees of the Company, but are representatives of Computershare Investor Services Inc., Montreal, Canada, the Company's Transfer Agent and Registrar. EACH SHAREHOLDER IS ENTITLED TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE INDIVIDUALS NAMED IN THE FORM OF PROXY ENCLOSED. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED THEREIN OR BY COMPLETING ANOTHER PROPER FORM OF PROXY FOR USE AT SUCH MEETING. In either case, such completed form of proxy should be mailed forthwith in the enclosed return envelope provided for the purpose to Velcro Industries N.V., c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, for delivery on or before February 2, 2007.

Revocation of Proxies

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder, by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and by a duly authorized officer or attorney thereof, and deposited either at the head office of the Company c/o Computershare Investor Services Inc. at the address given under the heading "Appointment of Proxies" at any time up to and including Friday, February 2, 2007 or with the Chairman of the Meeting on the day of the Meeting.

Exercise of Discretion of Proxies

The individuals named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of each shareholder appointing them. In the absence of such directions, such shares will be voted for adoption of the Report of Management and Accounts, approval of the payment of dividends, the election of Directors and the appointments of Auditors as set forth under those headings in this Information Circular and Proxy Statement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to such other matters as may properly come before the Meeting. At the time of printing this Information Circular and Proxy Statement, the Board of Directors of the Company knows of no such amendments, variations, or other matters to come before the Meeting, except as set forth herein.

VOTING SHARES

As of December 5, 2006 the Company had outstanding 30,040,490 common shares with a nominal value of one Canadian dollar per share, being the only class of securities of the Company entitled to vote at the Meeting, each share being entitled to one vote. Only shareholders of record at the close of business on January 4, 2007, will be entitled to vote at the Meeting and any adjournment thereof

The Company shares are traded on the NASDAQ Stock Market in the United States. At the time of printing this Circular the following insider interests, other than those of persons nominated for election as Directors, details of which are given later in this circular, were noted on the Company's share register.

Cohere Limited (a holding of more than 10%)	26,283,133 shares
Peter A. Pelletier	10 shares

2007 ANNUAL GENERAL MEETING

There is enclosed with this Information Circular the Annual Report of Management and the Consolidated Financial Statements with Auditors' Report thereon for the year ended September 30, 2006.

Report of Management and Financial Statements

The laws of the Netherlands Antilles require Management of the Company to make a report to shareholders and to present the accounts of the Company, as approved by the Board of Directors, to the General Meeting of Shareholders. All financial statements are available to shareholders at the office of the Company. Approval of the Management Report and the Financial Statements at the Meeting will discharge the Board of Directors in respect of their activities for the year ended September 30, 2006.

The persons named in the proxy intend to vote at the Meeting for the adoption of the Report of Management and the approval of the Financial Statements.

Payment of Dividends

The persons named in the enclosed form of proxy intend to vote at the meeting for approval of the payment of a dividend of $0.32 per share on February 9, 2007 to shareholders of record as of January 9, 2007.

Election of Directors

The Articles of Incorporation of the Company provide that the Board of Directors shall consist of nine persons subject to the right of any Annual General Meeting to fix the number of Directors, which shall not be less than five nor more than twelve. The persons named in the enclosed form of proxy intend to vote for the election of nine persons whose names and other information are set forth below. The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until the next Annual General Meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

Name	Nationality	Position with Company or principal occupation	Director since	Beneficially held directly or indirectly	Shares under control not beneficially held
Colin R. Beaven	New Zealand	Attorney at Law	2003	nil	nil
Dominique Burnier	Swiss	Director and President Burnier & Cie S.A.	2000	nil	nil
Edward J.S. Cripps	British	Director, Pianoforte Supplies Limited	1986	nil	nil
Robert W.H. Cripps	British	Chairman, Velcro Industries N.V.; Director, Chartwell Industries Limited	1983	nil	see footnote
Wil de Hollander	Dutch	President, Velcro Group Corporation	2005	nil	nil
Derek R Gray	British	President, S G Associates Limited	1974	nil	nil
A. John Holton	U.S.	Deputy Chairman and Chief Executive Officer, Velcro Industries N.V.	1980	nil	nil
Rodney C. Howkins	British	Director, Pianoforte Supplies Limited	1994	nil	nil
Pauwla van Sambeek-Ronde	Dutch	Netherlands Antilles Legal Counsel	1997	nil	nil

Note: Mr. R. W. H. Cripps is a Director of Cohere Limited which holds as an investment 26,283,133 shares.

The persons named in the enclosed *form of proxy* intend to vote for the remuneration of Directors to be paid at the rate of $26,000 per annum plus a fee of $1,650 per day for attendance on the Company's business or on any subsidiary Company business, effective October 1, 2006. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amstelveen, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting and to authorize the Board of Directors to set their remuneration.

Director Independence

Since the Company's common stock is not registered under the U.S. Securities Exchange Act of 1934, as amended, the Company is not required to comply with NASDAQ standards regarding independence of Directors. However, the Board of Directors has determined that a majority of the Directors are independent directors, as defined in current NASDAQ rules, and the Audit Committee members are independent, as defined in the current NASDAQ rules relating to independence of Audit Committee members.

Registration Exemption

In connection with NASDAQ's registration as a national securities exchange, effective August 1, 2006, the Securities and Exchange Commission has approved an extension of the Company's exemption from registration under the U.S. Securities Exchange Act of 1934, which extension expires on August 1, 2009. The Company is reviewing the implications of this notification.

General

The Board of Directors has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and its financial reporting. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with international standards on auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2006 Annual Report with the Company's management and with its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2006.

This report has been agreed by the Audit Committee, the members of which are: Colin R. Beaven, Chairman, Dominique Burnier and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2006